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INVESTOR INFORMATION                 Celanese AG            Frankfurter Str. 111
                                     Investor Relations     61476 Kronberg/Ts.
                                                            Germany

August 7, 2000

Second-quarter 2000 Report


-    IMPROVEMENT OVER SECOND QUARTER 1999 - SALES UP 20%, EBITDA MARGIN AT 8.5%

-    PRICE INCREASES AND REDUCED COSTS HELPED TO OFFSET HIGHER RAW MATERIAL
     COSTS

-    CHALLENGING SECOND HALF; FULL-YEAR OUTLOOK REMAINS POSITIVE


DEAR SHAREHOLDER

     Celanese has completed a difficult second quarter with a significant improvement over last year's results. Most segments experienced strong sales, supported by favorable exchange rates and selling price increases. EBITDA excluding special charges was 69% better than in the same period last year despite significantly higher prices for the company's principal raw materials, but was 33% below the first quarter result. The EBITDA margin (excluding special charges) was 8.5% in Q2 2000 as compared with 6.0% in Q2 1999 and 13.9% in Q1 2000.

     Prices in the Acetyl Products, Chemical Intermediates, and Performance Products segments increased sharply to recover continuously rising raw material costs, particularly for natural gas and propylene. Overall, volumes were unchanged year on year, but were slightly lower than in the first quarter. Rising natural gas prices, which more than doubled since last year, and high levels for other major raw materials continued to affect margins in most segments. Restructuring and cost savings programs helped to offset the impact


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Date: August 7, 2000

of these raw material cost increases. Technical Polymers Ticona had another strong quarter of sales growth. Earnings in Performance Products were helped by positive effects from the restructuring of the OPP Films business.

     In July, we shipped the first product from our new 500,000-metric ton Singapore acetic acid unit. In combination with the closure of older acetyls plants Singapore will contribute substantially to lowering costs for Acetyl Products.

     We are investing to meet the fast growing demand for technical polymers such as Vectra(R) liquid crystal polymer and GUR(R) ultra-high-molecular-weight polyethylene. We are also assessing to increase our capacity for polybutylene terephthalate, an engineering polyester with rapidly growing applications, through a joint venture with two other companies. In addition, we have begun discussions with Asian joint venture partners for acetic acid in China and acetate filament in Japan.

     Our e-business activities are gaining momentum and we have joined major industry platforms both in the chemical and technical polymers segments. Ticona, which is the front runner in our e-enabling activities, has installed a first release of a "Ticona Buy-Direct" platform in the United States to help address the needs of customers more efficiently.

     The first phase in the transformation of Celanese was successfully completed in July with the divestiture of our chlorine chain businesses, Vintron and Vinnolit. Now we are further streamlining our organization and investing for growth. We intend to leverage our strengths in chemicals and technical polymers and transform our portfolio further.



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FINANCIAL HIGHLIGHTS

                                                                                CHG.
in (euro) millions                                        Q2 2000    Q2 1999    in %     H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                               1,299      1,079          20       2,490       2,037
EBITDA(1) excluding special charges                       110         65          69         275         149
EBITDA margin(2)                                         8.5%       6.0%                   11.0%        7.3%
Special charges                                            11      (191)        n.m.         (5)       (205)
Operating profit (loss)                                    30      (206)        n.m.          92       (215)
Earnings (loss) before taxes                               56      (231)        n.m.         118       (242)
Net earnings (loss) of:
  continuing operations                                    29      (220)        n.m.          51       (259)
  continuing and discontinued operations                   26      (222)        n.m.          37       (272)

Capital expenditures                                       53         54          -2          92         109
Average shares outstanding (thou)                      55,053     55,915          -2      55,484      55,915
-------------------------------------------------------------------------------------------------------------

Net earnings (loss) per share (in (euro)) of:
  continuing operations                                  0.53     (3.93)        n.m.        0.92      (4.63)
  continuing and discontinued operations                 0.47     (3.97)        n.m.        0.67      (4.86)
-------------------------------------------------------------------------------------------------------------



                                                        JUN 30     DEC 31        CHG.
in (euro) millions                                       2000       1999         in %
-------------------------------------------------------------------------------------
Total financial debt(3)                                   940        948          -1
Net financial debt(4)                                     874        570          53
Shareholders' equity                                    2,844      2,866          -1
Total assets                                            7,159      7,527          -5
-------------------------------------------------------------------------------------

(1)  Earnings before interest, taxes, depreciation and amortization

(2)  EBITDA excluding special charges / sales

(3)  Short- and long-term debt

(4) Total financial debt less cash & cash equivalents n.m. = not meaningful


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CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                 CHG.
in (euro) millions                                         Q2 2000    Q2 1999     in %    H1 2000    H1 1999
-------------------------------------------------------------------------------------------------------------
NET SALES                                                1,299      1,079          20      2,490       2,037
  Cost of sales                                        (1,084)      (915)          18    (2,065)     (1,726)
--------------------------------------------------------------------------               --------------------
GROSS PROFIT                                               215        164          31        425         311

  Selling, general & admin. expense                      (165)      (161)           2      (280)       (286)
  Research & development expense                          (24)       (19)          26       (45)        (35)
  Special charges                                           11      (191)        n.m.        (5)       (205)
  Foreign exchange gain (loss)                             (6)          3        n.m.        (4)         (3)
  Gain (loss) on disposition of assets                     (1)        (2)         -50          1           3
--------------------------------------------------------------------------               --------------------
OPERATING PROFIT (LOSS)                                     30      (206)        N.M.         92       (215)

  Equity in net earnings of affiliates                       5          2        >100          8           0
  Interest expense                                        (16)       (29)         -45       (32)        (59)
  Interest & other income, net                              37          2        >100         50          32
--------------------------------------------------------------------------               --------------------
EARNINGS (LOSS) BEFORE INCOME TAXES
  OF CONTINUING OPERATIONS                                  56      (231)        N.M.        118       (242)

  Income taxes                                            (28)          8        n.m.       (67)        (18)
  Minority interests                                         1          3         -67          0           1
--------------------------------------------------------------------------               --------------------
EARNINGS (LOSS) OF CONTINUING OPERATIONS                    29      (220)        N.M.         51       (259)

  Earnings of discontinued operations                        1        (2)        n.m.          3        (13)
  Loss on disposals of discontinued operations             (4)          0        n.m.       (17)           0
  Extraordinary expense, net of income tax                   0          0           0          0           0
--------------------------------------------------------------------------               --------------------
NET EARNINGS (LOSS)                                         26      (222)        N.M.         37       (272)
-------------------------------------------------------------------------------------------------------------

     In the second quarter of 2000, net sales increased 20%; net sales of the segments were up 19%. This improvement was mainly the result of currency movements (+10%) and better selling prices (+9%); as volumes were flat. For the six months compared to the first half of last year, volumes were up 4%, with prices adding 7% and currencies 11%.

     Gross profit in the second quarter increased 31%, and the gross margin improved from 15.2% to 16.6%. During the first half of 2000, the gross profit margin increased from 15.3% to 17.1%. Better selling prices and cost controls, partially offset by high levels of raw material costs, contributed to these results.

     Operating profit of (euro)30 million was substantially better than last year, but stayed below the level of the first quarter of 2000 due to sharp rises in major


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Date: August 7, 2000


raw material costs. Special charges increased operating profit by (euro)11 million, due to the earlier than expected sublease of an abandoned office which more than offset Acetate and Performance Products restructuring costs. Operating profit for the first half was (euro)92 million, up (euro)307 million from last year. The increase was due to the reduction of special charges and the increase in gross profit.

     Interest expense of (euro)16 million in the second quarter was (euro)13 million lower than last year, and for the six months was only 54% of the amount of the previous year, primarily due to lower average debt levels. Interest & other income, net benefited from favorable currency movements and interest income. The reported tax rate for the quarter was 50%; adjusting for goodwill amortization and eliminating equity income, the tax rate was below 40%, benefiting from the use of tax loss carry forwards.

     Continuing operations generated net earnings in the second quarter of
(euro)29 million as compared to a loss of (euro)220 million a year earlier. Net earnings from continuing operations for the first half reached (euro)51 million, up (euro)310 million from the first half of 1999, resulting from an improvement in business performance as well as lower special charges which had affected the previous first half-year by (euro)205 million.

     Net income during the second quarter of (euro)26 million was equivalent to
(euro)0.47 per share compared to a loss of (euro)222 million in Q2 1999 ((euro)-3.97 per share). Net income for the first half rose correspondingly to
(euro)37 million ((euro)0.67 per share), from a loss of (euro)272 million in 1999 ((euro)-4.86 per share).



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CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30          DEC 31
in (euro) millions                                                                     2000            1999
-------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                                                 66             378
  Receivables, net                                                                     1,461           1,475
  Receivables from Hoechst & affiliates                                                  107             123
  Inventories                                                                            646             588
  Deferred income taxes                                                                   26             126
  Other assets                                                                            53              52
  Net liabilities of discontinued operations                                            (87)            (42)
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                   2,272           2,700

  Investments                                                                            606             580
  Property, plant & equipment, net                                                     1,935           1,932
  Deferred income taxes                                                                  189             230
  Other assets                                                                           749             703
  Intangible assets, net                                                               1,408           1,382
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           7,159           7,527
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    Installments of long-term debt                                                       364             429
  Accounts payable & accrued liabilities                                               1,727           2,096
  Liabilities to Hoechst & affiliates                                                     34              15
  Deferred income taxes                                                                   20              16
  Income taxes payable                                                                   178             235
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                              2,323           2,791

  Long-term debt                                                                         576             519
  Deferred income taxes                                                                   56              69
  Other liabilities                                                                    1,337           1,259
  Minority interests                                                                      23              23
  Shareholders' equity                                                                 2,844           2,866
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             7,159           7,527
-------------------------------------------------------------------------------------------------------------

    The decreases in cash & cash equivalents and deferred income taxes and the decline in accounts payable & accrued liabilities were principally due to cash outlays associated with special charges. Inventories in the chemical segments





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increased due to higher raw material prices and currency movements, while turnover of inventory accelerated. The increase in net financial debt from
(euro)570 million to (euro)874 million was primarily due to cash outlays associated with special charges accrued in previous periods. The share buy-back program resulted in a modest decrease in shareholders' equity. Through June 30, 2000, Celanese purchased 1.656 million common shares at a total cost of (euro)32 million.


CONSOLIDATED STATEMENTS OF CASH FLOWS

in (euro) millions                                                                   H1 2000         H1 1999
-------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings (loss)                                                                     37           (272)
  Earnings from operations of discontinued operations                                    (3)              13
  Special charges, net of amounts used                                                 (335)             177
  Depreciation & amortization                                                            178             159
  Change in equity of affiliates                                                           1              14
  Deferred income taxes                                                                  140            (39)
  Gain on disposition of assets, net                                                     (1)             (3)
  Gain on disposal of discontinued operations, net                                         0               0
  Changes in operating assets and liabilities:
    Receivables, net                                                                      42           (104)
    Inventories                                                                         (39)              72
    Accounts payable, accrued liabilities & other liabilities                           (81)              54
    Income taxes payable                                                                (75)            (65)
    Other, net                                                                           (5)              45
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                       (141)              51

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditures on property, plant & equipment                                   (92)           (109)
  Acquisitions of businesses & purchases of investments                                 (38)               0
  Proceeds from dispositions of assets                                                    24              19
  Proceeds from disposals of discontinued operations                                      37               0
  Proceeds from sales of marketable securities                                            95              33
  Purchases of marketable securities                                                   (110)            (37)
  Other, net                                                                             (4)             (3)
-------------------------------------------------------------------------------------------------------------
NET CASH (USED) BY INVESTING ACTIVITIES                                                 (88)            (97)



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CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)

in (euro) millions                                                                    H1 2000         H1 1999
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings from third parties, net                                         (84)              81
  Proceeds from long-term debt due to third parties                                       52               2
  Payments of long-term debt due to third parties                                          0            (22)
  Short-term borrowings from Hoechst, net                                                  0            (21)
  Short-term borrowings from affiliates                                                 (20)               0
  Other net activity with Hoechst                                                          0              40
  Treasury stock                                                                        (32)               0
  Dividend payments                                                                      (6)               0
  Other, net                                                                               0               0
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                        (90)              80

  Exchange rate effects on cash                                                            7               0
-------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                                     (312)              34
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at beginning of year                                             378               0
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                                  66              34
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS:
  Operating activities                                                                     2               8
  Investing activities                                                                  (26)            (24)
  Financing activities                                                                    24              10
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY DISCONTINUED OPERATIONS                                        0             (6)
-------------------------------------------------------------------------------------------------------------

    Cash flow from operating activities during the first half showed a net use of (euro)141 million, which was primarily due to outlays associated with special charges. Lower capital spending and divestiture proceeds reduced net cash used for investing. Net cash used in financing activities mainly reflects net reductions in debt and cash outlays related to the share buy-back program. In total, cash & cash equivalents declined (euro)312 million during the first half ending the period at (euro)66 million.



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SEGMENT PERFORMANCE

SEGMENT NET SALES

                                                                                 CHG.
in (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                          516        385          34        968         727
  Chemical Intermediates                                   255        217          18        530         417
  Acetate Products                                         202        202           0        357         356
  Technical Polymers Ticona                                240        199          21        470         384
  Performance Products                                     103        101           2        206         195
--------------------------------------------------------------------------                 ------------------
SEGMENT TOTAL                                            1,316      1,104          19      2,531       2,079
  Other activities                                          19          4        >100         29          15
  Intersegment eliminations                               (36)       (29)        n.m.       (70)        (57)
--------------------------------------------------------------------------                 ------------------
TOTAL                                                    1,299      1,079          20      2,490       2,037
-------------------------------------------------------------------------------------------------------------


FACTORS AFFECTING SECOND QUARTER SEGMENT SALES

                                                                                 CUR-
in percent                                              VOLUME      PRICE       RENCY      OTHER       TOTAL
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                            2         19          13          0          34
  Chemical Intermediates                                    -2         11           9          0          18
  Acetate Products                                          -8         -4          12          0           0
  Technical Polymers Ticona                                 12          0           9          0          21
  Performance Products                                     -10          7           5          0           2
  SEGMENT TOTAL                                              0          9          10          0          19
-------------------------------------------------------------------------------------------------------------


SEGMENT EBITDA(1) EXCLUDING SPECIAL CHARGES

                                                                                 CHG.
in (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
  Acetyl Products                                           39        (1)        n.m.         90          38
  Chemical Intermediates                                     8          6          33         37          30
  Acetate Products                                          32         38         -16         52          43
  Technical Polymers Ticona                                 38         29          31         86          55
  Performance Products                                      22         10        >100         40          20
--------------------------------------------------------------------------                -------------------
SEGMENT TOTAL                                              139         82          70        305         186
  Other activities                                        (29)       (17)        n.m.       (30)        (37)
--------------------------------------------------------------------------                -------------------
TOTAL                                                      110         65          69        275         149
-------------------------------------------------------------------------------------------------------------

(1) Earnings before interest, taxes, depreciation and amortization


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ACETYL PRODUCTS

                                                                                 CHG.
in (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  516        385          34        968         727
EBITDA excluding special charges                            39        (1)        n.m.         90          38
EBITDA margin                                             7.6%      -0.3%                   9.3%        5.2%
Operating profit (loss)                                      8       (45)        n.m.         21        (31)
Depreciation and amortization                               31         27          15         58          52
Capital expenditures                                        23         27         -15         44          45
-------------------------------------------------------------------------------------------------------------

     Net sales for the Acetyl Products segment in the second quarter of 2000 rose 34% to (euro)516 million, primarily due to price (+19%) and currency effects (+13%), as volumes marginally improved (+2%). Prices for acetic acid, vinyl acetate monomer, methanol and other products firmed as market conditions have enabled producers to partially recover rising raw material costs. In some instances, sales volumes with lower margins were sacrificed to achieve price increases. Substantial natural gas cost increases pressured margins.

     The recovery in EBITDA excluding special charges for the quarter mainly reflects improved pricing levels and ongoing efforts to reduce fixed costs.

     Production of acetic acid at Clear Lake was curtailed at the end of June by a mechanical failure in the carbon monoxide unit; the problem was rectified and the plant was back to full output by the end of July. We continued to consolidate our acetic acid operations at more cost competitive plants, such as the new Singapore acetic acid plant. Acetic acid production in Mexico ceased at the end of June. With the closing of this facility, Celanese has shut more than 400,000 metric tons of high-cost acetic acid capacity since June 1999.



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CHEMICAL INTERMEDIATES

                                                                                 CHG.
in (euro) millions                                     Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  255        217          18        530         417
EBITDA excluding special charges                             8          6          33         37          30
EBITDA margin                                             3.1%       2.8%                   7.0%        7.2%
Operating profit (loss)                                   (11)       (10)        n.m.        (4)         (4)
Depreciation and amortization                               17         13          31         34          31
Capital expenditures                                         8          8           0         12          22
-------------------------------------------------------------------------------------------------------------

     In the second quarter, net sales for the Chemical Intermediates segment increased by 18% to (euro)255 million, benefiting from higher prices (+11%) and currency effects (+9%), partially offset by lower volumes (-2%).

     Compared to the previous year acrylates and oxo sales increased due to higher pricing. The Specialties business line increased both prices and volumes.

     EBITDA excluding special charges of (euro)8 million remained on the level of the previous year ((euro)6 million). However, compared to the first quarter of 2000, EBITDA excluding special charges dropped sharply by (euro)21 million because of intensified raw material cost rises and our firm stand on pricing which resulted in reduced sales volumes.


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ACETATE PRODUCTS

                                                                                 CHG.
in (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  202        202           0        357         356
EBITDA excluding special charges                            32         38         -16         52          43
EBITDA margin                                            15.8%      18.8%                  14.6%       12.1%
Operating profit (loss)                                      5         19         -74          7          11
Depreciation and amortization                               19         14          36         36          26
Capital expenditures                                         5          8         -38         10          17
-------------------------------------------------------------------------------------------------------------

     Acetate Products' net sales of (euro)202 million remained constant compared to the corresponding quarter in 1999 as the effects of favorable currency movements (+12%) were offset by declines in volumes (-8%) and prices (-4%). Volumes declined due to the loss of acetate flake sales to a non-consolidated Chinese joint venture, while volumes in acetate tow and filament remained stable.

     In the second quarter EBITDA excluding special charges was affected by reduced flake volumes and increased raw material and energy costs. These effect was partly offset by restructuring benefits, such as the closure of the Drummondville, Canada plant. The relocation of the Rock Hill, S.C. filament manufacturing facilities to Mexico is under way. Special charges of (euro)8 million were recognized for the relocation. This segment continued to optimize its entire cost base and is on track toward achieving planned cost reductions.

     A memorandum of understanding has been signed for the formation of a manufacturing and marketing joint venture in Japan. Celanese will supply the venture with acetate flake.


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TECHNICAL POLYMERS TICONA

                                                                                 CHG.
in (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  240        199          21        470         384
EBITDA excluding special charges                            38         29          31         86          55
EBITDA margin                                            15.8%      14.6%                  18.3%       14.3%
Operating profit (loss)                                     20      (114)        n.m.         51       (102)
Depreciation and amortization                               18         15          20         35          29
Capital expenditures                                         7          8         -13         12          19
-------------------------------------------------------------------------------------------------------------

     Ticona's second quarter net sales were 21% higher than in the same quarter of the prior year. Strong volume growth (+12%) and favorable currency movements accounted for this increase. Average prices remained at 1999 levels, as the favorable effects of price increases were offset by changes in the product mix and some price pressure in North America.

     All market segments and regions experienced volume growth, mainly as a result of favorable economic conditions and the commercialization of new applications. In the automotive segment, new polyacetal sales were realized in the fuel systems area. The positive performance of polyester, nylon and Celstran(R) long fiber reinforced thermoplastic in the auto electrical (distribution boxes, connectors and ignition components) and auto exterior (door handles and wheel covers) sectors contributed to the positive sales development. In addition, Ticona benefited from continued sales growth in the appliance and telecommunications (mobile telephones and internet networks) markets. As the company expects further increases in demand for certain products, capacity expansion plans have been announced.

     Strong year-on-year sales growth and effective cost control yielded 31% higher reported EBITDA excluding special charges in the second quarter as compared with the year-earlier period. However, EBITDA excluding special charges was (euro)10 million lower than in the first quarter due to increased expenses for various e-business activities.


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PERFORMANCE PRODUCTS

                                                                                 CHG.
In (euro) millions                                      Q2 2000    Q2 1999        in %    H1 2000     H1 1999
-------------------------------------------------------------------------------------------------------------
Net sales                                                  103        101           2        206         195
EBITDA excluding special charges                            22         10        >100         40          20
EBITDA margin                                            21.4%       9.9%                  19.4%       10.3%
Operating profit (loss)                                     10       (30)        n.m.         19        (38)
Depreciation and amortization                                8         10         -20         17          20
Capital expenditures                                         4          2         100          7           5
-------------------------------------------------------------------------------------------------------------

     Net sales increased 2% in the Performance Products segment in the second quarter to (euro)103 million. Price (+7%) and currency effects (+5%) more than offset volume declines (-10%).

     The reduction in volumes was almost entirely due to the closure of the Trespaphan OPP film plant at Swindon, UK at the end of 1999. The segment realized significant improvements in EBITDA excluding special charges primarily due to the reduction of fixed costs resulting from the closure of the Swindon plant and from improved sales of higher added value products.

     Sales in Europe were strong for the whole segment. In addition, Nutrinova is strengthening its Asian sales position of the high intensity sweetener Sunett(R) with first sales to Japan. Over-capacity and weak prices in the sorbates industry continued to weigh on earnings.

     The segment continued to improve its cost base, although special charges were incurred by Trespaphan in connection with the transfer of a production line from Swindon to its facilities in Mantes, France.



OTHER ACTIVITIES

     Special charges increased operating profit by (euro)24 million, due to the earlier than expected sublease of an abandoned office.

     Axiva Engineering and Technology was acquired from Hoechst as previously agreed in June, consisting of venture and engineering activities. The Venture activities are reported in this segment. The engineering activities are subject to a letter of intent with a third party.


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Date: August 7, 2000



OUTLOOK

     In the second half of the year business conditions are expected to be more difficult in some of the markets we serve, and we are cautious about our profit development in the second half of this year. We also expect start-up costs in the third quarter related to Ticona's new COC plant in Oberhausen, Germany and the Singapore acetic acid plant, as well as further special charges as we proceed with the streamlining of our operations, mainly in the Acetyl Products segment. The outage at our acetic acid plant in Clear Lake, Texas will have a negative impact on sales and operating profit for Acetyl Products in the third quarter. Due to all of these effects, we expect to report a negative operating profit in the third quarter.

     We completed the divestiture of our chlorine activities in July; this will result in a gain on the disposal of discontinued operations in the third quarter. With the positive first half, the benefits we expect from our cost reduction efforts, and further price increases which we expect during the second half, we continue to anticipate a positive operating profit and a positive net income for the year.





The Board of Management
Kronberg
August 7, 2000



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Date: August 7, 2000


FOOTNOTES

     RESULTS UNAUDITED: The foregoing results, together with the adjustments made to present the results on a comparable basis, have not been audited and are based on the internal financial data furnished to management. Accordingly, the quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude Copley, Celgard, Dyneon, EO/EG, Millhaven, Targor, Thermphos, Vinnolit and Vintron which have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of cash flows as discontinued operations.

     FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 20-F filed with the SEC on March 31, 2000. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



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Date: August 7, 2000


NEXT ANNOUNCEMENT
    Results for the 3rd quarter of 2000 will be announced on November 2, 2000.

MEDIA RELATIONS
    Dr. Hans-Bernd Heier
    Phone:  +49 69 305 7112    Fax:  +49 69 305 84160
    H.Heier@Celanese.com
    --------------------

    Phillip Elliott
    Phone:  +49 69 305 33480    Fax:  +49 69 305 84160
    P.Elliott@Celanese.com
    ----------------------

INVESTOR RELATIONS
    Joerg Hoffmann
    Phone:  +49 69 305 4508    Fax:  +49 69 305 83195
    J.Hoffmann@Celanese.com
    -----------------------

    Michael Oberste-Wilms
    Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
    M.Oberste-Wilms@Celanese.com
    ----------------------------

INVESTOR RELATIONS AND PUBLIC AFFAIRS
CELANESE AMERICAS CORPORATION
    Andrea Stine
    86 Morris Avenue
    Summit, NJ 07901, USA
    Phone:  +1 908 522 7784    Fax:  +1 908 522 7583
    A.Stine@Celanese.com
    --------------------

    This quarterly report is also available in German.